Black Hammer Brewing Company

Profit and Loss

January 1 - October 23, 2024

	TOTAL
Income	
4000. Gross Sales	6,660.74
4100. Brewery Sales	807.98
4101. Beer Sales	357,031.99
4102. Food Sales	45,679.50
4104. Non-Alcoholic Beverage Sales	1,741.00
4105. Wine Sales	977.00
4106. Discounts and Comps	-5,663.97
4107. Service Charge	27,160.99
4110. Event Income	81,365.87
Total 4100. Brewery Sales	**509,100.36**
4200. Wholesale Sales	
4210. Sales - Bottled	209,151.30
4215. Sales - Kegged	198,554.28
4230. Shipping Income	90.61
Beer Sales - Kegged	3,538.18
Hopped Seltzer - Kegged	286.00
Non-Alcoholic Beer - Kegged	821.50
Total 4200. Wholesale Sales	**412,441.87**
4220. Sales - Merchandise	8,056.00
Total 4000. Gross Sales	**936,258.97**
Channel Sales	
Shopify Sales	8,211.50
Total Channel Sales	**8,211.50**
Channel Shipping Income	
Shopify Shipping Income	179.50
Total Channel Shipping Income	**179.50**
Sales	1,013.10
Sales of Product Income	0.09
Uncategorized Income	-340.28
Total Income	**$945,322.88**
Cost of Goods Sold	
5000. Cost of Goods Sold	-5,628.31
5010. Food COG	28,569.87

Black Hammer Brewing Company

Profit and Loss

January 1 - October 23, 2024

	TOTAL
5020. Beer COG	13,125.75
Beer Kegged	46,782.58
Beer Packaged	81,360.78
Equipment	-73.13
Inventory Adjustment	-792.07
Packaging	2,933.47
Shipping, Freight & Delivery - COS	1,300.08
Supplies	24.99
Taproom Transfer	32,323.64
Work in Progress Loss	13,393.11
Total 5020. Beer COG	**190,379.20**
5030. Merchandise	5,785.98
5035. Beverage COG	2,893.47
5040. Wine COG	701.95
Hopped Seltzer - Kegged	15.00
Non-Alcoholic Beer - Kegged	138.85
Total 5000. Cost of Goods Sold	**222,856.01**
Channel Selling Fees	
Shopify Selling Fees	271.06
Total Channel Selling Fees	**271.06**
Sales Tax	251.40
Total Cost of Goods Sold	**$223,378.47**
GROSS PROFIT	**$721,944.41**
Expenses	
6000. Payroll	
6015. Payroll - Beer Production	114,518.43
6020. Payroll - Front of House	67,769.25
6025. Payroll - Operations	36,631.06
6026. Payroll - Sales	52,945.28
6027. Payroll - Customer Service	
6030. Payroll Taxes	31,708.71
6040. Payroll/HR Expenses	1,132.05
6042. Employee Benefit	4,016.14
6045. Health Insurance	9,313.80
Total 6000. Payroll	**318,034.72**
6041. Worker's Comp Insurance	2,329.00
7000. Controllable Expenses	20,000.00
7100. Advertising and Marketing	29,015.90
7115. Sales Commissions	936.13
Travel	476.40
Total 7100. Advertising and Marketing	**30,428.43**

Black Hammer Brewing Company

Profit and Loss

January 1 - October 23, 2024

	TOTAL
7200. General & Administrative Exp.	7,877.13
7210. Auto Expense	817.36
7215. Bank Charge	222.00
7220. Credit Card Processing Fee	10,707.28
7225. Dues and Subscriptions	741.14
7230. Meals and Entertainment	1,224.69
7231. Cash Over/Short	19,116.08
7235. Parking and Toll	71.25
7240. Office Expense	438.91
7245. Postage	304.82
7251. PayPal Fees	77.21
7255. Cable & Internet	1,003.84
7256. Telephone Expense	247.16
7260. Interest Expense	33,807.29
7265. Technology/Software	16,644.29
7270. Travel	1,313.63
7275. Event Expense	262.50
7290. Miscellaneous	4,028.31
Total 7200. General & Administrative Exp.	**98,904.89**
7300. Outside Services	2,562.50
7310. Accounting	11,446.53
7315. Cleaning	12,100.00
7325. Legal & Consulting	1,000.00
Total 7300. Outside Services	**27,109.03**
7400. Repairs and Maintenance	1,464.60
7410. Tools	170.86
Total 7400. Repairs and Maintenance	**1,635.46**
Total 7000. Controllable Expenses	**178,077.81**
7500. Supplies	2,497.64
7510. Taproom Supplies	6,539.82
7520. Paper Product Purchase	2,305.78
Total 7500. Supplies	**11,343.24**
8000. Non-Controllable Expenses	
8100. Occupancy	
8110. Business Insurance	5,942.95
8115. Licenses & Permits	2,197.00
8120. Rent or Lease of Buildings	117,732.60
Total 8100. Occupancy	**125,872.55**
8200. Taxes	1,731.31
8220 Property Tax	3,651.42
Total 8200. Taxes	**5,382.73**

Black Hammer Brewing Company

Profit and Loss

January 1 - October 23, 2024

	TOTAL
8300. Utilities	31,446.41
8310 Water	12,682.51
8310. Trash	7,808.56
Total 8300. Utilities	**51,937.48**
Total 8000. Non-Controllable Expenses	**183,192.76**
8125. Equipment Rental	9,703.35
Total Expenses	**$702,680.88**
NET OPERATING INCOME	**$19,263.53**
Other Income	
8500. Other Income	37,587.43
8510. Interest Income	0.02
Total 8500. Other Income	**37,587.45**
Late Fee Income	2,317.49
Total Other Income	**$39,904.94**
Other Expenses	
9000. Other Expenses	
9020. Investor Interest Expense	20,001.44
9035. Guaranteed Payments	40,425.00
Total 9000. Other Expenses	**60,426.44**
Other Miscellaneous Expense-1	8,959.69
Total Other Expenses	**$69,386.13**
NET OTHER INCOME	**$ -29,481.19**
NET INCOME	**$ -10,217.66**

Black Hammer Brewing Company

Balance Sheet

As of October 23, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000. Cash on hand	-17,954.64
1002. BOA Revenue- 1822	0.00
1003. BOA Savings-2237	0.00
1004. PayPal	1,063.02
1006. PPP Account 1767	0.00
1007. DO NOT USE FOR CHECKS BoA 7452	-9,344.10
1008 Stripe Account	1,079.55
1072 Bill.com Money Out Clearing	-11,794.69
Chase Checking BHB 6561	6,559.87
Chase Savings BHB 5207	0.22
Payroll Clearing Account	10,077.52
Total Bank Accounts	**$ -20,313.25**
Accounts Receivable	
1200. Accounts Receivable	40,764.84
Total Accounts Receivable	**$40,764.84**
Other Current Assets	
1400. Merchant Service	631.42
1500. Pay Advance	0.00
Channel Clearing Account	
Shopify - blackhammerbrewing Clearing Account	401.15
Shopify - blackhammerbrewing Other Payment Gateway Clearing Account	27.37
Shopify - blackhammerbrewing PayPal Clearing Account	443.92
Total Channel Clearing Account	**872.44**
Inventory	2,408.62
Beer - Bulk	-16.54
Beer - Kegged	3,996.99
Beer - Packaged	4,380.23
Beer - Work In Progress	12,268.34
Hard Seltzer - Kegged	0.00
Hopped Seltzer - Kegged	74.98
Ingredients	65,702.38
Merchandise	2,186.31
Non-Alcoholic Beer - Kegged	283.38
Other	-10.00
Packaging	-65,050.76

Black Hammer Brewing Company

Balance Sheet

As of October 23, 2024

	TOTAL
Total Inventory	**26,223.93**
Inventory Asset	0.00
Undeposited Funds	1,824.25
Total Other Current Assets	**$29,552.04**
Total Current Assets	**$50,003.63**
Fixed Assets	
1600. Fixed Assets	
1610. Barrel	0.00
1615. Equipment	332,957.82
1620. Furniture & Fixtures	40,765.75
1625. Leasehold Improvements	470,973.25
1630. Vehicles	5,800.00
1680. Accumulated Depreciation	-686,548.18
1690. Accumulated Amortization	-870.00
Total 1600. Fixed Assets	**163,078.64**
Total Fixed Assets	**$163,078.64**
Other Assets	
1700. Other Assets	
1710. Patent/Trademark	1,225.00
Total 1700. Other Assets	**1,225.00**
Total Other Assets	**$1,225.00**
TOTAL ASSETS	**$214,307.27**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000. Accounts Payable	66,008.34
Total Accounts Payable	**$66,008.34**
Credit Cards	
2100. Credit Card	
2115. Bank of America - CC 4485	0.00
2130. Chase (4650)	-2,589.21
2137. Chase-1641	56,068.47
Total 2130. Chase (4650)	**53,479.26**
Total 2100. Credit Card	**53,479.26**
Purchase Made by James	-744.41

Black Hammer Brewing Company

Balance Sheet

As of October 23, 2024

	TOTAL
Total Credit Cards	**$52,734.85**
Other Current Liabilities	
2200. Other Current Liabilities	97.65
2210. Benefit Liabilities	0.00
2211. Loan from (Bay Area Collective) Willkommen	366,100.63
2212. Loans from Black Hammer Holdings	62,305.00
2215. Gift Card Liabilities	16,150.13
2220. Keg Deposit	20,895.37
2223. Payroll Clearing	0.00
2224. Payroll Taxes Payable	-6,454.03
2225. Sales Tax Payable	-19,664.73
2230. Tips Payable	-7,853.72
2260. Cal Savers	2,113.77
Total 2200. Other Current Liabilities	**433,690.07**
Banks Payable	0.00
Black Hammer Brewing LLC Payable	63.75
California Payable	0.00
Can and Bottle Deposits	1,776.64
Channel Sales Tax Payable	
Shopify Sales Tax	698.30
Total Channel Sales Tax Payable	**698.30**
Freight-Out Payable	75.00
No Tax Payable	0.00
Non-Inventory Payable	0.00
San Francisco Payable	0.00
Square Gift Card	0.00
Square Tax Agency Payable	0.00
Total Other Current Liabilities	**$436,303.76**
Total Current Liabilities	**$555,046.95**
Long-Term Liabilities	
2500. Notes Payable	
2510. Loan from Mrs. Jackey	80,040.77
2515. Loans from Jim Furman	36,511.76
2516. Loans from Web Bank (Intuit)	14,107.27
2517. US Bank Loan	3,011.50
2519. Bond payable - North Capital Private	16,060.00
2520. EIDL Loan	500,000.00
2521. Chrysler Loan payable	0.00
Total 2500. Notes Payable	**649,731.30**
Total Long-Term Liabilities	**$649,731.30**
Total Liabilities	**$1,204,778.25**

Black Hammer Brewing Company

Balance Sheet

As of October 23, 2024

	TOTAL
Equity	
3000. Investors	
3010. Amanda Bishop	1.00
3015. Amir Haghihat	5,000.00
3020. Andrew Baron	45,760.00
3025. Ashton Honnecke	5,000.00
3030. Bryan Hermannsson	150,000.00
3035. Cody Laxo	1.00
3040. Cynthia Daffurn	10,000.00
3045. Daniel Johnson	25,000.00
3050. Daniel Shiplacoff	75,000.00
3055. Eugenio Jarosiewicz	50,000.00
3060. Gabriel Schine	50,000.00
3065. Graeme Connell	75,000.00
3070. Heather Singleton	1.00
3075. James Furman	20,000.00
3080. John Baron IRA Services Trust Company	100,000.00
3085. John Shilktaitis	50,000.00
3090. Jose Rivera Caminos	25,000.00
3091. Judy Liu	5,000.00
3092. Megan Blattspieler	25,000.00
3093. Platform Capital Partners	36,340.00
Total 3000. Investors	**752,103.00**
Opening Balance Equity	0.00
Retained Earnings	-1,729,254.33
Net Income	-13,319.65
Total Equity	**$ -990,470.98**
TOTAL LIABILITIES AND EQUITY	**$214,307.27**

Black Hammer Brewing Company

Statement of Cash Flows

January 1 - October 23, 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-13,319.65
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200. Accounts Receivable	45,652.09
1400. Merchant Service	3,119.07
Channel Clearing Account:Shopify - blackhammerbrewing Clearing Account	-401.15
Channel Clearing Account:Shopify - blackhammerbrewing Other Payment Gateway Clearing Account	-27.37
Channel Clearing Account:Shopify - blackhammerbrewing PayPal Clearing Account	-443.92
Inventory	-2,408.62
Inventory:Beer - Bulk	0.00
Inventory:Beer - Kegged	2,143.44
Inventory:Beer - Packaged	2,445.61
Inventory:Beer - Work In Progress	-4,307.27
Inventory:Hopped Seltzer - Kegged	-74.98
Inventory:Ingredients	-10,783.77
Inventory:Merchandise	0.15
Inventory:Non-Alcoholic Beer - Kegged	-283.38
Inventory:Packaging	22,862.98
2000. Accounts Payable	14,583.61
2100. Credit Card:2130. Chase (4650)	-6,813.60
2100. Credit Card:2130. Chase (4650):2131. Chase - 1263 (deleted)	-12,569.34
2100. Credit Card:2130. Chase (4650):2133. Chase - 6924 (deleted)	-118.40
2100. Credit Card:2130. Chase (4650):2135. Chase- 2045 (deleted)	-21,012.29
2100. Credit Card:2130. Chase (4650):2136. Chase- 2721 (deleted)	-72,915.30
2100. Credit Card:2130. Chase (4650):2137. Chase-1641	109,592.70
Purchase Made by James	-744.41
2200. Other Current Liabilities	97.65
2200. Other Current Liabilities:2211. Loan from (Bay Area Collective) Willkommen	-106,400.68
2200. Other Current Liabilities:2212. Loans from Black Hammer Holdings	62,305.00
2200. Other Current Liabilities:2215. Gift Card Liabilities	-8,133.93
2200. Other Current Liabilities:2220. Keg Deposit	7,150.00
2200. Other Current Liabilities:2225. Sales Tax Payable	-33,650.64
2200. Other Current Liabilities:2230. Tips Payable	-8,841.25
2200. Other Current Liabilities:2260. Cal Savers	2,113.77
Black Hammer Brewing LLC Payable	63.75
Can and Bottle Deposits	773.90
Channel Sales Tax Payable:Shopify Sales Tax	698.30
Non-Inventory Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-16,328.28**
Net cash provided by operating activities	**$ -29,647.93**
INVESTING ACTIVITIES	
1600. Fixed Assets:1615. Equipment	-3,032.24
Net cash provided by investing activities	**$ -3,032.24**
FINANCING ACTIVITIES	

Black Hammer Brewing Company

Statement of Cash Flows
January 1 - October 23, 2024

	TOTAL
2500. Notes Payable:2515. Loans from Jim Furman	29,032.02
2500. Notes Payable:2516. Loans from Web Bank (Intuit)	-14,834.30
2500. Notes Payable:2517. US Bank Loan	-8,251.47
2500. Notes Payable:2519. Bond payable - North Capital Private	-756.96
3000. Investors:3020. Andrew Baron	-4,240.00
3000. Investors:3075. James Furman	20,000.00
3000. Investors:3093. Platform Capital Partners	-13,660.00
Net cash provided by financing activities	**$7,289.29**
NET CASH INCREASE FOR PERIOD	**$ -25,390.88**
Cash at beginning of period	6,901.88
CASH AT END OF PERIOD	**$ -18,489.00**